Exhibit 99.5

Notice-and-Access Notification to Registered Shareholders



You are receiving this notification as Precision Drilling Corporation (**Precision**) has elected to utilize the notice-and-access provisions adopted by the Canadian Securities Administrators (**Notice-and-Access**) for delivery of its information circular and related proxy materials, as well as Precision's 2025 Annual Report (which includes its audited consolidated financial statements for the fiscal year ended December 31, 2025 and the related management's discussion and analysis) (collectively, the **Meeting Materials**) to its shareholders who hold their Precision common shares in their own name (the **Registered Shareholders**). Precision will not utilize Notice-and-Access with respect to the mailing of the Meeting Materials to Registered Shareholders who have standing instructions, or have otherwise requested, to receive paper copies of materials. Rather, such shareholders will receive paper copies of the Meeting Materials.

The use of this alternative means of delivery is more environmentally friendly as it helps reduce paper use and also reduces the cost of printing and mailing materials to shareholders.

<u>Please review the information circular before voting.</u>

You are invited to our 2026 Annual Meeting of Shareholders:

When	Where
May 14, 2026 10:00 AM Mountain Daylight Time (**MDT**)	Virtual-only meeting via live audio webcast online at **https://meetnow.global/M9JFRVX**

Items of Business	Section of Information Circular
1. Receive the Audited Consolidated Financial Statements and Report of the Auditors for the Year Ended December 31, 2025	"*Receive the Audited Consolidated Financial Statements and Report of the Auditors for the Year Ended December 31, 2025*" see page 7.
2. Appoint the Auditors and Authorize the Directors to Set the Auditors' Fees	"*Appoint the Auditors and Authorize the Directors to Set the Auditors' Fee*" see page 8.
3. Elect the Directors	"*Elect the Directors*" see page 10.
4. Participate in Our 'say on pay' Advisory Vote	"*Participate in Our 'say on pay' Advisory Vote*" see page 32.
5. Other Business	"*Other Business*" see page 58.

Particulars of the matters to be brought before the Meeting are set forth in the information circular. **<u>Shareholders are reminded to review the information circular carefully and in full prior to voting in relation to the matters to be conducted at the meeting.</u>**

Websites Where Meeting Materials are Posted

Meeting Materials can be viewed online under Precision's profile on SEDAR+ at **www.sedarplus.ca** or on our website at **www.precisiondrilling.com**.

Requests for Paper Copies by Registered Holders

At any time prior to the date of the Meeting, you can request a paper copy of the Meeting Materials, free of charge, by calling the phone number below.

Phone (toll-free): 1.866.962.0498 (or 514.982.8716 for shareholders outside of Canada and the United States)

On or after the date of Meeting, you can request a paper copy of the Meeting Materials by submitting a request by email at investorrelations@precisiondrilling.com or by calling 403.716.4500 (for holders in Canada) or 713.435.6100 (for holders in the United States). A paper copy will be sent to you within 10 calendar days after receiving your request.

The proxy deposit date and time for Registered Shareholders is 10:00 AM MDT on May 12, 2026 (or if the meeting is postponed or adjourned, by 10:00 AM MDT two business days before the adjourned or postponed meeting is reconvened). In order to allow reasonable time for a Registered Shareholder to receive and review a paper copy of the Meeting Materials in advance of the proxy deposit date and time, we estimate that any Registered Shareholder wishing to request a paper copy of the Meeting Materials should submit such request in accordance with the instructions set forth above on or before April 29, 2026.

Questions

If you have questions on the Notice-and-Access process, contact our proxy solicitors, Sodali & Co, at 1.888.444.0609 (toll-free in North America) or 1.289.695.3075 (collect, outside North America).

Send in your voting instructions right away!

Your completed voting instruction form must be received by Computershare using one of the following methods by **10:00 AM MDT on May 12, 2026** for your vote to count:

- Internet: **www.investorvote.com**
- Telephone:
  1.866.732.8683 (Toll Free)
  312.588.4290 (Direct Dial)
- Mail:
  Computershare
  8th Floor, 100 University Avenue
  Toronto ON M5J 2Y1

If you have questions on the Notice-and-Access process, contact our proxy solicitors, Sodali & Co.

- 1.888.444.0609 (toll free in North America)
- 1.289.695.3075 (collect, outside North America)